UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Issue of Scheme Consideration to Ordinary Scheme Creditors

We, LDK Solar CO., Ltd., today announced that the supervisors, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited (the “Scheme Supervisors”), of our scheme of arrangement (the “LDK Solar Scheme”) designated April 27, 2015 as the payment date for all Ordinary Scheme Creditors (as described in the LDK Solar Scheme) that elected to receive a cash distribution under the LDK Solar Scheme. The Scheme Supervisors have paid all such Ordinary Scheme Creditors who provided settlement instructions and continue to make cash distributions as and when further settlement instructions are received.

The Scheme Supervisors also designated May 5, 2015 as the issue date for all Ordinary Scheme Creditors that elected to receive non-cash consideration under the LDK Solar Scheme. All such consideration has now been issued in accordance with the terms of the LDK Solar Scheme.

As previously announced,

•	the LDK Solar Scheme and the scheme of arrangement (the “LDK Silicon Scheme”) in respect of LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”) and the Hong Kong schemes of arrangement in respect of LDK Solar, LDK Silicon and LDK Silicon Holding Co., Limited (the “Hong Kong Schemes”) became effective as of December 10, 2014;

•	pursuant to the terms of the LDK Solar Scheme, the LDK Silicon Scheme and the Hong Kong Schemes, the closing date for the restructuring transactions in respect of our senior noteholders and LDK Silicon’s preferred shareholders occurred on December 17, 2014; and

•	on April 21, 2015, our provisional liquidation was brought to a successful conclusion and the joint provisional liquidators under the LDK Solar Scheme, the LDK Silicon Scheme and the Hong Kong Schemes, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, were discharged from their duties, each pursuant to an order of the Grand Court of the Cayman Islands.

Attached hereto as Exhibit 99.2 is our press release issued on May 6, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Secretary to Board of Directors

Date: May 6, 2015

Exhibit 99.2

LDK Solar Announces Issue of Scheme Consideration to Ordinary Scheme Creditors

GEORGE TOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., May 6, 2015 - LDK Solar CO., Ltd. (“LDK Solar” or the “Company”), today announced that the supervisors, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited (the “Scheme Supervisors”), of the scheme of arrangement in respect of LDK Solar (the “LDK Solar Scheme”) designated April 27, 2015 as the payment date for all Ordinary Scheme Creditors (as described in the LDK Solar Scheme) that elected to receive a cash distribution under the LDK Solar Scheme. The Scheme Supervisors have paid all such Ordinary Scheme Creditors who provided settlement instructions and continue to make cash distributions as and when further settlement instructions are received.

The Scheme Supervisors also designated May 5, 2015 as the issue date for all Ordinary Scheme Creditors that elected to receive non-cash consideration under the LDK Solar Scheme. All such consideration has now been issued in accordance with the terms of the LDK Solar Scheme.

As previously announced,

•	the LDK Solar Scheme and the scheme of arrangement (the “LDK Silicon Scheme”) in respect of LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”) and the Hong Kong schemes of arrangement in respect of LDK Solar, LDK Silicon and LDK Silicon Holding Co., Limited (the “Hong Kong Schemes”) became effective as of December 10, 2014;

•	pursuant to the terms of the LDK Solar Scheme, the LDK Silicon Scheme and the Hong Kong Schemes, the closing date for the restructuring transactions in respect of LDK Solar’s senior noteholders and LDK Silicon’s preferred shareholders occurred on December 17, 2014; and

•	on April 21, 2015, the provisional liquidation of the Company was brought to a successful conclusion and the joint provisional liquidators under the LDK Solar Scheme, the LDK Silicon Scheme and the Hong Kong Schemes, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, were discharged from their duties, each pursuant to an order of the Grand Court of the Cayman Islands.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar

LDK Solar CO., Ltd. is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For More Information Contact:

Company
Jack Lai Executive VP and CFO LDK Solar CO., Ltd. IR@ldksolar.com

Scheme Supervisors
Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands

LDKenquiries@zolfocooper.ky +1-345-946-0081

Financial Advisor to Company
Augusto King Jefferies LLC aking@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company
Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbellslegal.com	Mark Goodman Campbells mgoodman@campbellslegal.com

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